MADISON COVERED CALL & EQUITY STRATEGY FUND
550 SCIENCE DRIVE
MADISON, WI 53711

July 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: Madison Covered Call & Equity Strategy Fund
(Registration No: 811-21582)

Ladies and Gentlemen:

In accordance with Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, filed herewith via EDGAR on behalf of Madison Covered Call & Equity Strategy Fund (the “Fund”), please find a Preliminary Proxy Statement relating to a Special Meeting of the Fund’s shareholders to be held on October 15, 2024. We anticipate mailing definitive copies of the proxy statement to shareholders on or about August 5, 2024.

If you have any questions concerning this filing, please do not hesitate to contact Steve Fredricks at 608-216-9109.

Very truly yours,
MADISON ASSET MANAGEMENT, LLC
/s/ Steve J. Fredricks
Steve J. Fredricks